

September 24, 2012

Via Email
Kent J. Thiry
Chief Executive Officer
DaVita Inc.
1551 Wewatta Street
Denver, CO 80202

> **Re:** **DaVita Inc.**
> **Amended Registration Statement on Form S-4**
> **Filed September 18, 2012**
> **File No. 333-182572**

Dear Mr. Thiry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

The Merger, page 80

1.   We note your disclosure on page 94 that Davita believes that numerous material assumptions made in HCP's September 2011 forecast "would differ" due to the passage of time. Please advise us of the meaning of this statement. In this respect, to the extent that Davita believes certain material assumptions are no longer reasonable as of the date of the prospectus, your disclosure should be revised to address. In addition, please remove or substantially revise the statement that "none of DaVita or HCP or any of their respective affiliates, advisors or representatives assumes any responsibility for the accuracy of the forecasts, or has made or makes any representation to any person that they considered, or now consider, the forecasts to be a reliable prediction of actual future events or results, and the forecasts should not be relied upon as such." The company is

responsible for the disclosure in the prospectus and investors should be able to rely upon such information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: David Slotkin